UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. ...)

BioAdaptives Inc
(Name of Issuer)

Preferred Series C
(Title of Class of Securities)

N/A
(CUSIP Number)

James Keener, 2620 Regatta Dr, Suite 102, Las Vegas, NV 89128 702-659-8829
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 18, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James Keener, Azuna Health LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1. Security and Issuer

Preferred Series C

BioAdaptives Inc

2620 Regatta Dr, Suite 102

Las Vegas, NV 89128

Item 2. Identity and Background

(a)	Azuna Health LLC

(b)	2300 West Sahara Av Suite 800, Las Vegas, NV 89102

(c)	Health products

(d)	No

(e)	No

(f)	NV LLC

(g)

(h)

Item 3.  Source and Amount of Funds or Other Considerations

Products that were owned by Azuna Health LLC were sold to BioAdaptives for $97,200.

Item 4.  Purpose of Transaction

Supplied BioAdaptives with products that they resell in exchange for Preferred Series C stock.

Item 5.  Interest in Securities of the Issuer

(a)	1,000,000 shares of Preferred Series C stock representing 100% of issued shares.

(b)	Azuna Health LLC is 100% owned by James Keener. Azuna Health LLC owns 1,000,000 shares of the Preferred Series C stock and James Keener is the beneficial owner of the same.

(c)	No transactions have taken place since the original purchase.

(d)	N/A

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The transaction involved a simple purchase of products. Series C Preferred stock was implemented in 2022 specifically for BioAdaptives' purchases of products.

Item 7. Material to Be Filed as Exhibits

Purchase agreement BioAdaptives and Azuna Health Signed.pdf

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

10/22/2024
Dated

/s/James Keener
Signature

James Keener Sole Member Azuna Health LLC
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).